

July 2, 2018

Linda Masters
President and Chief Executive Officer
Baja Custom Design, Inc.
1033 B Avenue No. 101
Coronado, CA 92118

      **Re: Baja Custom Design, Inc.**
          **Registration Statement on Form 10**
          **Filed April 30, 2018**
          **File No. 000-55930**

Dear Ms. Masters:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Division of Corporation Finance
                              Office of Manufacturing and
                              Construction